Item 77(D)  Effective September 15, 2008, some of the investment strategies of the Core Plus Bond Fund changed.  As part of the revised investment strategy, the Fund increased the amount that could be invested in certain securities and instruments that were permissible investments for the Fund prior to September 15, 2008 but which had not been regularly utilized including preferred stock, distressed debt, loan participations and assignments (including unfunded commitments), credit default swaps, mortgage dollar rolls, interest rate swaps, and futures.